Via EDGAR

March 19, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lenco Mobile Inc. Item 4.01 Form 8-K Filed March 1, 2012 File No. 000-53830

Dear Mr. Spirgel:

This letter sets forth our response to the Staff’s comments relating to our Form 8-K, filed on March 1, 2012 (our "Form 8-K"), contained in your letter dated March 5, 2012 (the "Comment Letter"). We appreciate your review and comment and are committed to providing you with the information you have requested on a timely basis. For ease of reference, we have excerpted the Staff’s comments below. Concurrently with the filing of this letter, we are filing an amendment to the Form 8-K to provide the disclosure requested in Comment 1 below and to make other conforming changes (the "8-K Amendment").

SEC Comment 1

8-K

Item 4.01.

You currently disclose that there have been no disagreements with your former accountant during the fiscal year ended December 31, 2010. Please amend your filing to also cover the interim period from the date of the last audited financial statements through to February 28, 2012, the date of dismissal. See item 304(a)(1)(iv) of Regulation S-K.

Response to SEC Comment 1

In the 8-K Amendment, we have revised the relevant paragraph of the disclosure as follows:

“During the fiscal year ended December 31, 2010, and during the interim period from December 31, 2011 through February 28, 2012, the date of dismissal of SingerLewak, there were no disagreements with SingerLewak on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of SingerLewak, would have caused SingerLewak to make reference thereto in its reports on the financial statements of the Company for such fiscal year.”

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To conform our disclosure to the change above with respect to the next paragraph of the Form 8-K regarding "reportable events," in the 8-K Amendment we have revised that paragraph to read as follows:

During the fiscal year ended December 31, 2010 and during the interim period from December 31, 2011 through February 28, 2012, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K).

SEC Comment 2

8-K

Item 4.01

We note that you hired your new accountant on February 28, 2012. Please revise to disclose if you had any consultations with your new accountant during the fiscal year ended December 31, 2010, and the subsequent interim period through February 28, 2012, the date of engagement. See Item 304(a)(2) of Regulation S-K.

Response to SEC Comment 2

We believe that the last paragraph of Item 4.01 of our Form 8-K fully discloses that we did not consult with our new accountant during the fiscal year ended December 31, 2010, and the subsequent interim period through February 28, 2012, the date of engagement. That paragraph of our Form 8-K reads as follows:

During the years ended December 31, 2009 and 2010 and through the date of this Current Report on Form 8-K, neither the Company nor anyone on the Company’s behalf consulted Peterson Sullivan regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice of Peterson Sullivan was provided to the Company that Peterson Sullivan concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulations S-K or a "reportable event" as defined in Item 304(a)(1)(v) of Regulation S-K.

To conform the disclosure to the change described in Response to Comment 1, above, in the 8-K Amendment we have revised the first portion of the foregoing paragraph to read as follows:

During the years ended December 31, 2009 and 2010 and during the interim period from December 31, 2011 through February 28, 2012, neither the Company nor anyone on the Company’s behalf consulted Peterson Sullivan regarding either. . .

SEC Comment 3

8-K

Item 4.01

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to SEC Comment 3

The 8-K Amendment includes an updated Exhibit 16 letter from the former accountant, SingerLewak. An updated Exhibit 16 letter has been requested from Gruber & Company and will be filed by amendment within two business days of its receipt when we receive such letter.

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Conclusion

We respectfully request that you concur with our assessment that our responses above and the related 8-K Amendment address the Staff's comments in the Comment Letter.

Further, as requested in the Comment Letter, we acknowledge the following:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (206) 419-1975.

Sincerely,

/s/ Chris Dukelow

Chris Dukelow

Chief Financial Officer

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